CORNTEEN LLC

FINANCIAL STATEMENTS

FOR THE PERIOD FROM

JANUARY 1, 2021 - DECEMBER 31, 2022

Unaudited

CORNTEEN LLC
BALANCE SHEET
JANUARY 1, 2021 - DECEMBER 31, 2022

Assets

		EOY 2021	EOY 2022
▼ Current Assets			
	Cash	$20	$4
	Accounts Receivable	$0	$0
	Inventory	$0	$0
	Temporary Investments	$0	$0
	Prepaid Expenses	$0	$0
	Other Current Assets	$0	$0
	Total Assets	**$20**	**$4**

Liabilities and Members' Equity

		EOY 2021	EOY 2022
▼ Liabilities			
	Current Liabilities	$0	$0
	Non-current Liabilities	$0	$0
▼ Members' Equity			
	Members' Equity - NOTE 2	$20	$20
	Retained Earnings - NOTE 3	$0	-$16
	Total Liabilities and Members' Equity	**$20**	**$4**

CORNTEEN LLC
INCOME STATEMENT
JANUARY 1, 2021 - DECEMBER 31, 2022

	2021	2022
Revenues	$0	$0
Cost of Goods Sold	$0	$0
Gross Profit	**$0**	**$0**

	2021	2022
Operating Expenses		
Bank fees	$81	$105
Contractors and consultants - NOTE 4	$0	$211
Marketing - NOTE 5	$0	$395
Selling, General, and Administrative Expenses	$0	$0
Depreciation and Amortization	$0	$0
Other Expenses	$0	$0
Total Expenses	**$81**	**$711**
Operating Profit	**-$81**	**-$711**

	2021	2022
Interest Expense	$0	$0
Income Taxes	$800	$0
Other Expenses or Losses	$0	$0
Net Income	**-$881**	**-$711**

CORNTEEN LLC
STATEMENT OF CASH FLOWS
JANUARY 1, 2021 - DECEMBER 31, 2022

	EOY 2021	EOY 2022
▼ Cash Provided by Operating Activities		
Net Income	$0	$0
Adjustments	$0	$0
Depreciation Expense	$0	$0
Amortization Expense	$0	$0
Decrease in Inventories	$0	$0
Increase in Accounts Payable	$0	$0
Increase in Prepaid Expenses	$0	$0
Increase in Income Taxes Payable	$0	$0
Total Cash Provided by Operating Activities	**$0**	**$0**
▼ Cash Used in Investing Activities		
Sale of Equipment	$0	$0
Purchase of Buildings	$0	$0
Total Cash Used in Investing Activities	**$0**	**$0**
▼ Cash Used in Financing Activities		
Repayment of Debts	$0	$0
Issuance of Debts	$0	$0
Total Cash Used in Financing Activities	**$0**	**$0**
▼ Cash and Equivalents		
Cash and Equivalents, Beginning of Year	$20	$20
Cash and Equivalents, End of Year	$20	$4
Net Increase/Decrease in Cash and Equivalents	**$0**	**-$16**

CORNTEEN LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
JANUARY 1, 2021 - DECEMBER 31, 2022

		EOY 2021	EOY 2022
▼	Statement of Changes in Members' Equity		
	Members' Contributions	$3,831	$715
	Members' Withdrawals	-$2,950	-$20
	Total increase in Members' Equity	**$881**	**$695**

CORNTEEN LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD FROM JANUARY 1, 2021 TO DECEMBER 31, 2021

1. STATUS AND NATURE OF BUSINESS

    Cornteen LLC was organized in the United States of America on July 14, 2020. It is a limited liability company based in Westlake Village, California. Cornteen LLC is established with the sole purpose to produce and market the movie tentatively titled *Coming Together,* written and directed by Erik Bork.

    The sole member of Cornteen LLC is Funclub Unlimited, owning 100%. Funclub Unlimited is a California corporation wholly owned by Erik Bork. The sole manager of Cornteen LLC is Erik Bork.

2. MEMBERS' EQUITY

    All members equity belongs to Funclub Unlimited, which has deposited funds from time to time in Cornteen LLC's checking account at Chase Bank in order to fund initial operations (also withdrawing some of its funds from time to time).

3. RETAINED EARNINGS

    The -$16 in 2022 retained earnings indicate that 2022 expenses exceeded 2022 members' contributions by $16. (In 2021, expenses and members' contributions were equal to each other.)

4. CONTRACTORS AND CONSULTANTS

    $211 was paid to actor Patty Guggenheim for her participation in a Zoom read-through of the *Coming Together* movie screenplay, which was recorded. A clip of this is sometimes shared with potential investors to demonstrate the tone of the prospective movie.

5. MARKETING

    $395 was paid to Slated.com for their script analysis service. Slated.com's readers analyzed the script for *Coming Together* and produced a coverage score and report which can be used on the Slated.com site to market the project to potential investors.